SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

November 4, 2011

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Mirae Asset Discovery Funds
Post-Effective Amendment No. 17 to
Registration Statement on Form N-1A
(File Nos. 333-166018 and 811-22406)

Ladies and Gentlemen:

On behalf of Mirae Asset Discovery Funds (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 17 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Registration Statement contains a prospectus for shares of a new series of the Trust, Global Great Consumer Fund (the “Fund”), as well as a Statement of Additional Information relating to the Fund.

In Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met.  The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

In this regard, the following sections of the disclosure information in the Registration Statement concerning the Fund are substantially similar to the sections of the disclosure information in Post-Effective No. 1 to the Trust’s Registration Statement filed on November 12, 2010 concerning Global Emerging Markets Sector Leader Fund, Asia Sector Leader Fund, China Sector Leader Fund, Brazil Sector Leader Fund, Global Emerging Markets Great Consumer Fund and Asia Great Consumer Fund:

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Prospectus:

●
“Management of the Funds” (except to remove references to the series of the Trust not included in this Registration Statement and to remove references to Mirae Asset Global Investments (Hong Kong) Ltd. and Mirae Asset Global Investimentos (Brasil) Gestão de Recursos Ltda., which do not serve as sub-managers to the Fund)

●	“Account Information – Description of the Share Classes”

●	“Account Information – Distribution and Service Fees”

●	“Account Information – How to Purchase, Redeem and Exchange Shares”

●	“Account Information – Investor Programs”

●	“Account Information – Valuation of Fund Shares”

●	“Account Information – Dividends, Distributions and Taxes”

●	“Account Information – Policies You Should Know About”

●	“Account Information – Additional Information”

●	“To Get More Information”

Statement of Additional Information:

●	“Mirae Asset Discovery Funds”

●
“Management of the Fund” (except to remove references to the series of the Trust not included in this Registration Statement and to remove references to Mirae Asset Global Investments (Hong Kong) Ltd. and Mirae Asset Global Investimentos (Brasil) Gestão de Recursos Ltda., which do not serve as sub-managers to the Fund)

●	“Investment Advisory and Other Services”

●	“Portfolio Transactions and Brokerage”

●	“Disclosure of Portfolio Holdings”

●	“Distributions and Shareholder Servicing Plans”

●	“Purchase and Redemption of Shares”

●	“Performance Data”

●	“Taxes” (except that it has been updated to remove the country-specific tax disclosure)

●	“Net Asset Value”

●	“Organization of the Trust”

●	“Additional Information”

●	“Proxy Voting”

●	“Appendix A – Proxy Voting Policy”

We would appreciate any comments the Commission staff may have on the Registration Statement as soon as possible.  Please direct any communications relating to the filing to the undersigned at (212) 839-5856.

Very truly yours, /s/ Gladys Chang Gladys Chang

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